UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Lenny, Richard H
   100 Crystal A Drive


   Hershey, Pennsylvania  l7033
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   2/4/03
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Chairman, President and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $64.50000       02/03/03       A         57,650.0000                       (2)          02/02/13
(right to buy) (1)

Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Non-Qualified Stock Option     02/03/03  Common Stock                   57,650.0000               57,650.0000   D   Direct
(right to buy) (1)

Explanation of Responses:

(1)
These options were granted under the Hershey Foods Corporation Key Employee Incentive Plan, and they have a stock withholding featur e which permits the withholding of shares of stock at the time of exercise to satisfy the grantee's income tax withholding rights.
(2)
Options vest according to the following schedule: 25% vest on the first anniversary of the grant date, an additional 25% vest on th e second anniversary of the grant date, an additional 25% vest on the third anniversary of the grant date, and the options become fu lly vested on the fourth anniversary of the grant date.

SIGNATURE OF REPORTING PERSON
/S/ Lenny, Richard H
DATE 02/04/03